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Attention:

David Gessert

Irene Paik

Tracie Mariner

Daniel Gordon

Re:	Alpha Tau Medical Ltd.

Registration Statement on Form F-4

Filed on December 1, 2021

File No. 333-258915

Ladies and Gentlemen:

On behalf of Alpha Tau Medical Ltd. (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 16, 2021 (the “Comment Letter”) with respect to the Amendment to the Registration Statement on Form F-4 filed with the Commission by the Company on December 1, 2021 (the “Amendment No. 2”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a responses below the numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 2.

December 27, 2021

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors

Risks Related to HCCC’s Accounting of its Warrants, page 99

1.

We note your disclosure stating that after consultation with its advisors, HCCC’s management and its audit committee concluded that it was appropriate to restate its previously issued financial statements included in its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, filed on June 1, 2021 and August 17, 2021, respectively, as a result of an error identified in the classification of Class A common stock. Please tell us your plans for filing amendments to HCCC’s Form 10-Q’s for the fiscal quarters ended March 31, 2021 and June 30, 2021.

Response: The Company acknowledges the Staff’s comment and informs the staff that during the preparation of HCCC’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Q3 Report”), HCCC’s management, in consultation with its audit committee, identified certain errors in HCCC’s historical financial statements where, at the closing of HCCC’s initial public offering in January 2021, and in its subsequent financial statements, HCCC improperly classified a portion of its Class A common shares that are subject to possible redemption as permanent instead of temporary equity instruments. HCCC had previously determined that the Class A common stock subject to possible redemption was equal to the redemption value of $10.00 per share of Class A common stock while also taking into consideration that the redemption cannot result in net tangible assets being less than $5,000,001. As a result, HCCC’s management determined that the Class A common stock issued during HCCC’s initial public offering can be redeemed or become redeemable subject to the occurrence of future events that are not within HCCC’s sole control. Therefore, HCCC’s management concluded that all of HCCC’s Class A common shares that are subject to possible redemption should be classified as temporary equity instruments carried at their redemption value.

On Friday, November 12, 2021, HCCC’s independent registered public accounting firm (the “Auditor”) advised certain of its SPAC clients, law firms and consultants that on Wednesday, November 10, the Auditor’s National Office received a communication from the Chief Accountant’s Office of the Commission’s Division of Corporation Finance, which communicated to HCCC what the Staff’s expectations of SPAC registrants were in order to correct the above noted reporting errors. As communicated by the Auditor, the Commission expected SPAC registrants to:

1.

Reevaluate their conclusions as to whether the qualitative factors are sufficient to overcome the quantitatively material errors, and if not, they should restate their historical financials beginning from the IPO date and for each reporting period thereafter. Additionally, they should reevaluate their conclusions in Item 4 in their subsequent quarterly reports on Form 10-Q as to whether the material error is indicative that the deficiency should be considered a material weakness and not a significant deficiency; and

2.

If it was determined that the financial statements should be restated, file a Form 8-K under Item 4.02 to (i) indicate non-reliance on the SPAC’s previously issued financial statements, (ii) include the fact that the SPAC planned to restate its financial statements and (iii) disclose the fact that due to the material error there was a material weakness in internal control over financial reporting in all prior reporting periods.

In communicating the above, the Auditor noted that for one SPAC that consummated their initial public offering in 2021, the Staff provided an accommodation so that such registrant could file Form 8-K and report under Item 4.02 that the previously issued interim financial statements containing errors should no longer be relied upon and report the restated financial information for all prior periods within the Q3 Report and will not be required to amend each of their previously filed reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively (together, the “Prior Reports”).

December 27, 2021

HCCC has also been informed by the Auditor that even with the Staff’s accommodation, each SPAC must evaluate its own unique facts and circumstances and reporting obligations to determine the availability of such accommodation.

HCCC’s management discussed this issue at length with its audit committee, its legal and financial advisors and the Auditor, taking into account, among other things, the November 12 communication regarding the SEC’s accommodation for a SPAC that consummated its IPO in 2021. Based on these discussions, HCCC filed a Form 8-K under Item 4.02 on November 15, 2021 to disclose to investors that the financial statements contained in the Prior Reports should no longer be relied upon. In addition, HCCC determined when evaluating the necessary procedures required to be followed in correcting a material error in its previously filed financial statements that it would be appropriate to include an extensive restatement footnote in the Q3 Report rather than filing amendments to the Prior Reports.

This determination by HCCC was based on a multitude of factors, including (i) the effect of the restatement on a very limited number of lines in the financial statements, (ii) the fact that there were no existing audited annual financial statements which would require restatement, (iii) the limited impact on only two interim quarterly financial statements and (iv) the fact that the impacted balance sheets do not appear in any of HCCC’s reports on a go forward basis. Such extensive restatement footnote included information on all restated amounts as of and for the three months ended March 31, 2021 and as of and for the three and six months ended June 30, 2021. This information was principally the same as what would be included in amended Form 10-Q’s for these periods. As such, HCCC’s management believes that disclosure in the Q3 Report related to the restatements was adequate and appropriate, and consistent with the Auditor’s November 12, 2021 communication and discussions with the Staff, as well as the SEC’s subsequent grant of accommodations to other companies that also consummated their IPO in 2021 and filed registration statements on Form S-4 or F-4.

In light of the foregoing, prior to filing the Q3 Report HCCC believed, and HCCC continues to believe, that the use of the Q3 Report to disclose all restatement information for prior periods was an acceptable alternative to amending the Prior Reports and does not plan to file any amendments to the Prior Reports at this time.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	Uzi Sofer, Chief Executive Officer, Alpha Tau Medical Ltd.

Raphi Levy, Chief Financial Officer, Alpha Tau Medical Ltd.

Joshua G. Kiernan, Latham & Watkins LLP

Eyal Orgad, Latham & Watkins LLP

Michael J. Rosenberg, Latham & Watkins LLP